Exhibit 99.1

February 23, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FISCAL YEAR 2017 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s year ended December 31, 2017. The full version of the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

”Our 2017 was a success in that we delivered on our expected production targets and made significant investments in our future, while still maintaining a strong financial position”, stated Jim Bannantine, President and CEO. “We completed the acquisition of Coricancha, completed plant upgrades and installed a tailings handling facility at Topia, and delivered a significant increase in the Mineral Resource Estimate at the GMC. All of these activities were funded by our operating cash-flow as we improved our cash position, kept our balance sheet debt-free, and delivered a modest increase in revenue and an improvement in earnings, and record production at Topia.”

Revenues for the year ended December 31, 2017 increased 3% year-over-year mainly due to an increase in production ounces (on a silver equivalent basis) and improved average realized metal prices. Despite the increase in revenues, mine operating earnings before non-cash items of $22.0 million for 2017 declined 21% compared to 2016, mainly due to higher production costs. The Company also saw a significant increase in exploration and evaluation expenditures in 2017 due to an increase in drilling activities at its operating mines in Mexico and ongoing costs to advance the Coricancha Project in Peru that are not being capitalized. Although these mainly represent investments in the future growth and development of Great Panther, capitalization will only commence after a formal decision is made to bring Coricancha back into production. With regard to exploration of the Company’s operating mines, the most recent drill program at the GMC was a significant factor in the recently announced 91% increase in Measured and Indicated resources for the mine. Even after making such investments, the Company delivered modest net income of $1.3 million for 2017, compared to a net loss of $4.1 million for the prior year.

Highlights of Fiscal Year 2017 compared to Fiscal Year 2016, unless otherwise noted:

•	Metal production increased 2% to 3,978,731 silver equivalent ounces (“Ag eq oz”);

•	Silver production decreased 3% to 1,982,685 silver ounces;

•	Gold production increased 1% to 22,501 gold ounces, an annual record;

•	Cash cost increased by $2.11 to $5.76;

•	Cash cost per Ag eq oz increased by $1.76 to $12.11;

•	AISC increased by $4.08 to $15.07;

•	Revenue increased 3% to $63.7 million;

•	Mine operating earnings before non-cash items were $22.0 million, a decrease of 21% compared to $27.7 million;

•	Adjusted EBITDA decreased to $6.0 million from $16.5 million;

•	Net income totaled $1.3 million, compared to a net loss of $4.1 million;

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), decreased to $6.4 million, from $16.0 million;

•	Cash and short-term deposits remained relatively unchanged at $56.9 million at December 31, 2017 from $56.7 million at December 31, 2016; and

•	Net working capital was $66.0 million at December 31, 2017 compared to $66.6 million at December 31, 2016.

Highlights of the fourth quarter 2017 compared to fourth quarter 2016, unless otherwise noted:

•	Metal production increased 21% to 1,065,773 Ag eq oz;

•	Silver production increased 12% to 514,218 silver ounces;

•	Gold production increased 14% to 5,931 ounces;

•	Cash cost increased by $1.42 to $7.25;

•	Cash cost per Ag eq oz increased by $2.70 to $13.18;

•	AISC decreased by $1.72 to $14.72

•	Revenue increased 39% to $17.4 million;

•	Mine operating earnings before non-cash items were $5.0 million, an increase of 11%;

•	Net loss totaled $1.9 million, compared to $1.5 million;

•	Adjusted EBITDA amounted to $0.9 million compared to $1.4 million; and

•	Cash flow from operating activities before changes in non-cash net working capital was $0.6 million, compared to $1.1 million.

OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2017	Q4 2016	Change	2017	2016	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	98,396	92,869	6%	373,709	376,739	-1%
Ag eq oz produced[1]	1,065,773	883,772	21%	3,978,731	3,884,960	2%
Silver production – ounces	514,218	460,571	12%	1,982,685	2,047,260	-3%
Gold production – ounces	5,931	5,206	14%	22,501	22,238	1%
Payable silver ounces	516,078	488,428	6%	1,937,702	2,010,252	-4%
Ag eq oz sold	1,038,023	883,348	18%	3,793,516	3,742,733	1%
Cost per tonne milled[2]	$116	$86	35%	$106	$88	20%
Cash cost[2]	$7.25	$5.83	24%	$5.76	$3.65	58%
Cash cost per Ag eq oz2	$13.18	$10.48	26%	$12.11	$10.35	17%
AISC[2]	$14.72	$16.44	-10%	$15.07	$10.99	37%
AISC per Ag eq oz2	$16.89	$16.35	3%	$16.87	$14.29	18%

(in 000’s, unless otherwise noted)	Q4 2017	Q4 2016	Change	2017	2016	Change
FINANCIAL RESULTS
Revenue	$17,384	$12,515	39%	$63,746	$61,881	3%
Mine operating earnings before non-cash items[2]	$4,962	$4,476	11%	$21,994	$27,728	-21%
Mine operating earnings	$3,755	$2,411	56%	$17,689	$22,022	-20%
Net income (loss)	$(1,918)	$(1,498)	-28%	$1,290	$(4,118)	131%
Adjusted EBITDA[2]	$904	$1,376	-34%	$6,009	$16,519	-64%
Operating cash flows before changes in non-cash net working capital	$618	$1,119	-45%	$6,369	$15,975	-60%
Cash and short-term deposits at end of period	$56,888	$56,662	0%	$56,888	$56,662	0%
Net working capital at end of period	$65,965	$66,560	-1%	$65,965	$66,560	-1%
Average realized silver price per oz [3]	$16.86	$14.99	12%	$17.11	$17.15	0%
Average realized gold price per oz [3]	$1,292	$1,073	20%	$1,291	$1,267	2%
Earnings (loss) per share – basic and diluted	$(0.01)	$(0.01)		$0.01	$(0.03)

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[3]	Average realized silver and gold prices are prior to smelting and refining charges.

REVIEW OF FULL YEAR 2017 FINANCIAL RESULTS

For the year ended December 31, 2017, the Company earned revenues of $63.7 million, compared to $61.9 million for 2016. The increase in revenue relative to the prior year, was primarily attributable to the increases in the average realized metal prices of gold, lead and zinc. This accounted for a $2.0 million improvement in revenues while the effect of lower smelting and refining charges, which are netted against revenue, had an estimated positive impact of $1.1 million. These factors were partly offset by the impact of third-party ore processing revenue which declined by about $0.4 million. In addition, revenue during the prior year included a $0.9 million favourable effect of foreign exchange rates, which did not recur in 2017 following the change in functional currency to US dollars on July 1, 2016.

Production costs for the year ended December 31, 2017 were $41.8 million, an increase of 22% over the same period in 2016. This was predominantly attributable to higher mining costs at both of the Company’s operating mines ($7.3 million effect), primarily driven by mining narrower veins at the GMC and increased contractor rates, as well as increased processing costs at Topia associated with the change to the processing of dry tailings. The increase in metal sales volume ($0.5 million effect) and certain non-recurring charges related to land use payments at Topia ($0.3 million effect) also contributed to the increase in production costs. These factors were partly offset by the strengthening of the USD relative to the MXN which reduced production costs in USD terms as these are predominantly incurred in MXN ($0.5 million effect).

Mine operating earnings before non-cash items for 2017 decreased by $5.7 million compared to 2016 as a result of the $7.6 million increase in production costs which was partly offset by the above-noted increase in revenue of $1.9 million.

Amortization and depletion were lower for 2017 compared to 2016, as the Phase I TSF at Topia was fully depreciated at December 31, 2016. This factor was partly offset by the impact of the Company starting the amortization of the tailings filtration plant at Topia which was commissioned in the second quarter of 2017.

For the year ended December 31, 2017, mine operating earnings were $17.7 million compared to $22.0 million in 2016. The 20% decrease was due to the increase in production costs of $7.6 million and increase in share-based compensation of $0.2 million. These factors were partly offset by the increase in revenue of $1.9 million and the $1.6 million decrease in amortization and depletion expense.

G&A expenses for the year ended December 31, 2017 were $7.8 million compared to $5.8 million in 2016. Approximately, $1.1 million of the increase is associated with the transition to a new President and CEO in August 2017. These costs were comprised of primarily of non-recurring charges such as a retirement salary and benefits package during a transition period, executive search fees, and relocation costs. Share-based compensation expense in G&A also increased by $0.2 million, in part, reflecting the management transition. Other increases in G&A were attributed to other recruitment costs and increases in salary and benefit expense, increases in audit fees and consulting fees, travel expenses, board fees and regulatory fees.

Exploration, evaluation and development (“EE&D”) expenses for the year ended December 31, 2017 were $9.5 million compared to $6.1 million in 2016. Approximately $1.4 million of the increase was attributed to an increase in exploration drilling at the Guanajuato, San Ignacio and Topia mines. In addition, EE&D expenses included all Coricancha costs as the Company has not made a decision to restart production and therefore is not capitalizing costs related to evaluation, development or exploration. These expenditures totaled $2.8 million for the year including $2.3 million since closing the acquisition on June 30, 2017. In addition, the Company incurred $0.7 million more in corporate development expenditures as it continues to seek other acquisitions in the Americas.

Finance and other income for the year ended December 31, 2017 amounted to $2.4 million, compared to finance and other expense of $11.0 million for the year ended December 31, 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded foreign exchange gains of $2.3 million for the year ended December 31, 2017, compared to a $11.1 million foreign exchange losses in prior year. The 2016 loss was related predominantly to unrealized losses on foreign-denominated assets and liabilities, including certain intercompany loan balances, in the first half of 2016 prior to the change to USD functional currency. The 2017 gains were related primarily to the realized foreign exchange gain of $2.1 million resulting from forward contracts to purchase Mexican pesos to fund operating expenditures in Mexico.

Finance and other income also increased as a result of a $0.6 million increase in interest income as a result of higher interest rates and higher cash balances, and a $0.2 million increase in proceeds from disposal of plant and equipment. These factors were partly offset by an increase of $0.8 million in accretion of reclamation provisions, primarily attributable to Coricancha.

Income tax expense for the year ended December 31, 2017 was predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes.

Net income for 2017 amounted to $1.3 million, compared to a net loss of $4.1 million in 2016. The improvement in net income was primarily due to the $13.4 million increase in finance and other income discussed above. In addition, the net loss for the year ended December 31, 2016 reflected a $1.7 million impairment charge taken in connection with the termination of an option to purchase Coricancha (the purchase of which was subsequently renegotiated and completed on June 30, 2017). These factors were partly offset by the $4.3 million decrease in mine operating earnings, a $3.4 million increase in EE&D expenditures and a $2.0 million increase in G&A expenses.

Adjusted EBITDA for the year ended December 31, 2017 was $6.0 million, compared to $16.5 million in 2016. The decrease in adjusted EBITDA of $10.5 million was primarily due to a $5.7 million decrease in mine operating earnings before non-cash items, a $3.2 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions), and a $1.9 million increase in G&A expenses before non-cash items. These factors were partly offset by a $0.3 million increase in other income.

Refer to the Company’s MD&A for the year ended December 31, 2017 for more details of the 2017 financial results, including a discussion of the results for the three months ended December 31, 2017.

CASH COST AND ALL-IN SUSTAINING COSTS

Cash cost was $5.76 for the year ended December 31, 2017, an increase of $2.11 compared to $3.65 for the year ended December 31, 2016. The increase was predominantly due to the impact of higher Mexican peso (“MXN”) production costs as discussed above ($4.79/oz effect). These factors were partly offset by higher by-product credits associated with higher volumes sold and higher realized average prices for gold, lead and zinc ($1.75/oz effect), the strengthening of the USD relative to the MXN which reduced cash operating costs in USD terms as these are predominantly incurred in MXN ($0.63/oz effect), and lower smelting and refining charges ($0.59/oz effect).

AISC for the year ended December 31, 2017 was $15.07, an increase of $4.08 compared to the prior year. The increase was primarily due to the increase in cash cost described above ($2.11/oz effect). In addition, the previously discussed increase in G&A expenses and share-based compensation expenditures and higher EE&D costs at the operating mines contributed to the increase in AISC ($1.92/oz effect). A significant portion of the higher G&A costs was attributed to a non-recurring charge which accounted for about $0.44 per payable ounce. These factors were partly offset by the decrease in sustaining capital expenditures ($0.20/oz effect).

Please refer to the Company’s MD&A for the year ended December 31, 2017, for further discussion of cash cost and AISC (including a discussion of variances for the three months ended December 31, 2017), and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT DECEMBER 31, 2017

At December 31, 2017, the Company had cash and short-term deposits of $56.9 million, compared to $56.7 million at December 31, 2016. The Company does not have any debt.

Cash and short-term deposits increased by $0.2 million during 2017 primarily due to $5.7 million of cash generated by operating activities, $1.2 million in proceeds from the exercise of stock options, $0.2 million in proceeds from disposal of plant and equipment and $0.1 million of cash received upon acquisition of Coricancha. These factors were offset by $5.3 million in additions to mineral property, plant and equipment, $1.2 million for the funding of a Coricancha reclamation bond, and $0.5 million foreign exchange loss on cash balances.

Net working capital was $66.0 million as at December 31, 2017, a decrease of $0.6 million from December 31, 2016. Factors that reduced net working capital were capital expenditures of $4.4 million, the funding of an environmental bond at Coricancha in the amount of $1.2 million, and the accounting for a negative net working capital position for Coricancha on acquisition. These were partly offset by operating cash flow of $6.5 million, $1.2 million in proceeds from the exercise of stock options and $0.2 million from the sale of equipment.

OUTLOOK

The Company’s production and cost guidance for the year ended December 31, 2018 is as follows:

Production and cash cost guidance	FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces[1]	4,000,000 - 4,100,000	3,978,731
Cash cost[2]	$5.00 – 6.50	$5.76
AISC[2]	$12.50 – 14.50	$15.07

For 2018, the Company expects production to be in the range of 4.0 to 4.1 million Ag eq oz (at a 70:1 silver to gold ratio). Cash cost per silver ounce guidance for 2018 is $5.00 to $6.50 and the AISC guidance range is $12.50 to $14.50. While these represent the Company’s best estimates at the current date, it is advised that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The following provides the Company’s guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018:

Capex and EE&D expense guidance (in millions)	FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$2.5 - $3.5 million	$4.4 million
EE&D expenses – operating mines (excluding Coricancha)	$5.0 - $6.0 million	$5.2 million

The focus for 2018 will be to maintain steady and efficient operations in Mexico, while advancing the Company’s Coricancha Mine in Peru to set a platform for production growth in 2019 and 2020. While still in the early stage of evaluation, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

The acquisition of Coricancha was completed effective June 30, 2017 and an updated Mineral Resource Estimate was announced in December 2017 which confirmed the potential of the mine. The Company is also conducting evaluations of the mine and processing infrastructure and undertaking certain environmental studies. Remediation activities are also being conducted for which the Company is being reimbursed under the terms of the acquisition agreement (refer to the Company’s MD&A for a further discussion of the remediation activities). Depending on the outcome of the Company's evaluations, investments in support of a restart of mine development could commence in 2018. The Company plans to release additional technical studies for the project in the second quarter of 2018.

1 For 2017 guidance, Ag eq oz have been established using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2017 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on February 23, 2018, at 8:00 am Pacific Time. Hosting the call will be Mr. James Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 239 9838
International Toll	+1 323 794 2551
Conference ID	670 2230

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, advancement of the Coricancha project, exploring its other properties in Mexico and Peru. Forward looking statements also include guidance included in the "Outlook" section of this document, including guidance on production, cash costs, AISC, and anticipated capital expenditures and exploration and development expenditures. Forward looking statements also include discussions of the overall economic potential of the Company's properties, the availability of adequate financing, and those involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Alexandre Heath

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

aheath@greatpanther.com

www.greatpanther.com

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2017 and 2016

	December 31,	December 31,
	2017	2016
ASSETS

Current assets:
Cash and cash equivalents	$36,797	$41,642
Short-term deposits	20,091	15,020
Trade and other receivables	14,780	10,178
Inventories	5,294	5,744
Reimbursement rights	4,446	–
Other current assets	401	529
	81,809	73,113
Restricted cash	1,234	–
Inventories – non-current	1,580	–
Reimbursement rights	6,588	–
Mineral properties, plant and equipment	14,966	14,118
Exploration and evaluation assets	15,633	2,112
Deferred tax assets	70	98
	$121,880	$89,441

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$11,313	$6,017
Derivative liabilities	85	536
Reclamation and remediation provision	4,446	–
	15,844	6,553
Reclamation and remediation provision	22,965	3,466
Deferred tax liability	1,930	2,134
	40,739	12,153

Shareholders’ equity:
Share capital	130,201	128,485
Reserves	18,962	18,115
Deficit	(68,022)	(69,312)
	81,141	77,288

	$121,880	$89,441

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2017 and 2016

	2017	2016
Revenue	$63,746	$61,881
Cost of sales
Production costs	41,752	34,153
Amortization and depletion	3,878	5,436
Share-based compensation	427	270
	46,057	39,859
Mine operating earnings	17,689	22,022

Administrative expenses	6,818	4,959
Amortization and depletion	76	140
Share-based compensation	928	714
General and administrative expenses	7,822	5,813

Exploration and evaluation expenses	7,475	4,339
Mine development costs	1,991	1,746
Share-based compensation	58	42
Exploration, evaluation and development expenses	9,524	6,127

Impairment	–	1,679

Interest income	808	225
Finance costs	(171)	(76)
Accretion	(791)	(23)
Foreign exchange gain (loss)	2,292	(11,135)
Other income (expense)	275	(3)
Finance and other income (expense)	2,413	(11,012)

Income (loss) before income taxes	2,756	(2,609)

Income tax expense	1,466	1,509

Net income (loss) for the year	$1,290	$(4,118)

Earnings (loss) per share
Basic and diluted	$0.01	$(0.03)

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2017 and 2016

	2017	2016
Net income (loss) for the year	$1,290	$(4,118)
Items not involving cash:
Amortization and depletion	3,954	5,576
Impairment charges	–	1,679
Unrealized foreign exchange loss (gain)	(159)	10,692
Income tax expense	1,466	1,509
Share-based compensation	1,413	1,026
Other non-cash items	(39)	(306)
	7,925	16,058
Interest received	631	142
Income taxes paid	(2,187)	(225)
	6,369	15,975
Changes in non-cash working capital:
Trade and other receivables	(3,688)	(2,285)
Inventories	355	(94)
Other current assets	135	215
Trade payables and accrued liabilities	2,532	(179)
Net cash provided by operating activities	5,703	13,632

Investments in short-term deposits	(5,071)	(15,020)
Additions to mineral properties, plant and equipment	(5,265)	(4,695)
Cash received upon acquisition of Coricancha	105	–
Proceeds from disposal of plant and equipment	186	–
Cash restricted for Coricancha environmental bond	(1,234)	–
Net cash used in investing activities	(11,279)	(19,715)

Proceeds from exercise of share options	1,207	2,240
Proceeds from financings, net of expenses	–	33,084
Net cash from financing activities	1,207	35,324

Effect of foreign currency translation on cash and cash equivalents	(476)	(1,284)

Increase (decrease) in cash and cash equivalents	(4,845)	27,957
Cash and cash equivalents, beginning of year	41,642	13,685
Cash and cash equivalents, end of year	$36,797	$41,642